UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57971/June 16, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13027

In the Matter of   :
                                                    :
AMERICAN GOLDEN CENTURY   :   ORDER MAKING FINDINGS AND
  INVESTMENTS, INC.,   :   REVOKING REGISTRATIONS BY
GROWTEX, INC.   :   DEFAULT
  (n/k/a CANADEXX, INC.), and   :
INFORMATION HIGHWAY.COM, INC.   :

       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 29, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to all three Respondents by May 8, 2008, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been received and the time for filing has now expired.

       By Order dated May 22, 2008, I directed Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No responses to the Order to Show Cause have been filed and the time for filing has expired. Accordingly, all three Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

       American Golden Century Investments, Inc. (American Golden) (CIK No. 1094656), is an expired Nevada corporation located in Jlanshe beilu, ChengDu City, People's Republic of China, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). American Golden is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $366,321 for the prior three months.

       Growtex, Inc. (Growtex) (n/k/a Canadexx, Inc.) (CIK No. 1084186), is an inactive Florida corporation located in Kalispell, Montana, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). According to a Form 8-K filed on April 8, 2003, Canadexx, Inc., a private Florida corporation, acquired all of the outstanding shares of common stock of Growtex on March 7, 2003, and elected to become the successor issuer to Growtex for reporting purposes under the Exchange Act. Growtex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 2002, which reported a net loss of $37,723 from the date of inception in 1999 to the period ended October 31, 2002.

Information Highway.com, Inc. (Information Highway) (CIK No. 1081240), is a Florida corporation located in Richmond, British Columbia, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Information Highway is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended February 28, 2002, which reported a net loss of $263,818 for the prior three months. As of April 15, 2008, Information Highway's common stock (symbol IHWY) was traded on the over-the-counter markets.

The Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB) and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of American Golden Century Investments, Inc., Growtex, Inc. (n/k/a Canadexx, Inc.), and Information Highway.com, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge